UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38287

Corporate Capital Trust, Inc.*

(Exact name of registrant as specified in its charter)

Address: 201 Rouse Boulevard Philadelphia, PA 19112 Telephone number: (215) 495-1150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

Pursuant to the Agreement and Plan of Merger dated July 22, 2018, by and among FS KKR Capital Corp., formerly known as FS Investment Corporation (“FSK”), IC Acquisition, Inc., a wholly-owned subsidiary of FSK, Corporate Capital Trust, Inc. and FS/KKR Advisor, LLC, Corporate Capital Trust, Inc. merged with and into FSK, with FSK as the surviving corporation, at which time the separate corporate existence of Corporate Capital Trust, Inc. ended. Pursuant to the requirements of the Securities Exchange Act of 1934, FSK, as successor by merger to Corporate Capital Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FS KKR Capital Corp., as successor by merger to Corporate Capital Trust, Inc.

Date:	January 9, 2019	By:	/s/ Stephen Sypherd
Stephen Sypherd, General Counsel